UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2023

CALTIER FUND I, LP

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12056

Delaware	36-4920665
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation or organization)

14269 Danielson St. Poway, California	92064
(Address of principal executive offices)	(Zip Code)

(619) 344-0291

Issuer’s telephone number, including area code

Units

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “CalTier” “we”, or “the company” refers to CalTier Fund I, LP.

Some of the statements in this report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this annual report identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	overall strength and stability of general economic conditions and of the real estate industry more specifically;

●	changes in the competitive environment, including new entrants;

●	our ability to generate consistent revenues;

●	our ability to effectively execute our business plan;

●	changes in laws or regulations governing our business and operations;

●	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;

●	costs and risks associated with litigation;

●	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

●	other risks described from time to time in periodic and current reports that we file with the U.S. Securities and Exchange Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this annual report may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this annual report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

All forward-looking statements, expressed or implied, included in this semi-annual report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are a Delaware limited partnership formed to acquire and manage a portfolio of multi-family properties and other real estate-related investments which may be wholly or fractionally owned. In addition, we may acquire debt or preferred equity securities that meet our investment objectives.

As of June 30, 2023, we had one multi-family and mixed-use property and one pre-developed parcel of land and limited partnership interests in sixteen properties. See “Liquidity and Capital Resources – Our Investments” further below for additional information on our investments as of June 30, 2023.

We plan to continue to diversify our portfolio by investment type, investment size and investment risk with the goal of constructing a portfolio of real estate assets that provides stable, attractive returns to our investors. We may make our investments through direct ownership in real estate assets or in partnership with companies with investment objectives similar to ours.

CalTier Inc. (previously CalTier Realty LLC) is the General Partner and Manager of our company. CalTier Inc. is responsible for managing our day-to-day operations and our portfolio of real estate and other real estate-related assets. CalTier Inc. also has the authority to make all of the decisions regarding our investments, subject to the limitation in our operating agreement and the direction and their oversight. CalTier Inc. and/or other affiliates of our General Partner will provide marketing, investor relations and other administrative services on our behalf.

Results of Operations

Investment Income. For the six-month period ended June 30, 2023 (“Interim 2023”), our investments produced revenues of $244,868 (comprised of revenues from property rentals, as well as the sale of a property) compared to $39,487 in revenues for the six months ended June 30, 2022 (“Interim 2022”). The increase in revenue for Interim 2023 was primarily the result of income produced from the sale by the company on May 24, 2023 of The Legend Condo, a wholly-owned property of the company, to an individual private purchaser for a sale price of $869,000. During the same period in 2022, the company only received rental income from its properties.

Operating Expenses. Our expenses decreased to $375,075 for Interim 2023 compared to $671,279 for Interim 2022. The main driver of this decrease was the reduction of professional fees and other fees, which fell from $637,870 in Interim 2022 to $279,331 in Interim 2023. These professional fees and other fees in both periods were comprised of financing expenses and other costs related to our Regulation A offerings, including marketing expenses. The significant decrease for these expenses in Interim 2023 compared to Interim 2022 was primarily the result of us refining our marketing and advertising spending in relation to our current Regulation A offering, which enabled us to reduce our marketing and advertising expenditures compared to Interim 2022.

This decrease was partially offset by an increase in asset management, acquisition and disposition fees paid to our General Partner during Interim 2023, as a result of our company making more investments during Interim 2023, and selling a property during Interim 2023, which did not occur during Interim 2022. The asset management, acquisition and disposition fees for Interim 2023 were $30,181, $47,250, and $8,690, respectively, while in the corresponding period in 2022 there was only an asset management fee of $9,691.

Net Gain. Accordingly, we had a net gain of $72,326 for Interim 2023, compared to a net loss of $633,901 for Interim 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had $64,439 in cash on hand, as well as $120,975 in receivables from escrow, representing investments from our current Regulation A Offering. In addition, we estimated the fair value of our investments at $3,463,240 as of June 30, 2023. See “Our Investments” below and our financial statements for further details.

On November 18, 2019, we commenced an offering pursuant to Tier 2 of Regulation A of the Securities Act of 1933 pursuant to which we sought to raise up to $50,000,000 worth of units representing limited partnership interests in our company. On February 17, 2022, having received subscriptions for a total of 865,488 units, for a total of $4,327,442 in gross proceeds from this offering, we terminated this offering.

On February 17, 2023, we commenced a new Regulation A offering, in which we are seeking to raise up to $72,000,000 worth of our units. As of the date of this report, we have raised $1,384,793 in net proceeds from this offering from the sale of 276,959 units. This offering is still ongoing.

We are reliant upon the net proceeds from our current Regulation A offering to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the company’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the company may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

Our Investments

As of June 30, 2023, we have entered into the following investments.

Real Estate Assets:

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost
Reflections at Lakeshore	92530	11.22 acres	10/18/2022	$550,000
154 N. Topeka	67202	17	6/29/2023	$1,700,000

Joint Venture Properties:

Asset Name	Zip Code	# of Units	Date of Investment	Approximate Investment Cost
The Lodges at Glenwood	84604	194	3/17/2021	$10,000
Lakewood Apartments	77590	88	3/25/2021	$25,000
Raintree Commons	84604	154	5/26/2021	$15,000
Apple Lane Apartments	66049	75	7/1/2021	$25,000
The Vue Apartments	78752	156	10/1/2021	$25,000
506 South Apartments	77598	180	12/31/2021	$25,930
APEX Apartments	76105	152	5/5/2022	$100,000
Pinpoint RVA Portfolio	23219 23220	185	6/27/2022	$200,000
Sabine Lofts	77007	198	9/26/2022	$50,000
Sundance Income and Growth OP	Various	3,987+	10/14/2022	$100,000
Avenue Grove	77098	270	2/3/2023	$200,000
Hickory Point	23602	175	2/15/2023	$200,000

Share Price

Our General Partner set our initial offering price at $5.00 per unit, which was the purchase price of the company’s units until June 30, 2023. Thereafter, the per unit purchase price in our Regulation A Offering will be adjusted every fiscal quarter and, as of July 1, October 1, January 1, and April 1, of each year (or as soon as commercially reasonable and announced by us thereafter), will be equal to the greater of (i) $5.00 per unit or (ii) our net asset value (“NAV”) divided by the number of units outstanding as of the close of business on the last business day of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

As of June 30, 2023, our Net Asset Value (“NAV”) per unit was $5.00. This NAV per unit shall be effective through September 30, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Distributions

As of June 30, 2023, and December 31, 2022, we had paid $307,226 and $160,294 , respectively, in distributions to our investors. As our company’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

Indebtedness

The company entered into a Borrower Agreement with Forbix Capital Corp. (“Forbix”) on November 16, 2021. Under the terms of the agreement, the company received a $530,000 loan from Forbix, $17,895 of which was used to pay an origination fee to Forbix. The term of the loan was until May 15, 2021, at which point the loan was due for repayment. The company was required to pay 8.95% per annum in interest. As of June 30, 2022, the company owed $530,000 under the Forbix Agreement, and had not repaid the loan by its maturity date. On August 8, 2022, the company entered into a refinancing related to this loan with Velocity Mortgage Capital, LLC. As a result of this refinancing, the company entered into a Loan Agreement with Velocity Mortgage Capital, pursuant to which the company issued Velocity Mortgage Capital a promissory note in the total principal amount of $600,000, which accrues interest at 9.86% per annum. The $600,000 loan amount includes the payoff of the amount due under the loan due to Forbix, origination fees payable to Velocity Mortgage Capital in connection with the loan, property improvement and management, taxes, insurance, and other related costs. Monthly payments to Velocity Mortgage Capital of principal and interest on the loan commence on October 1, 2022, with full repayment due by September 1, 2052. On May 24, 2023, the Company sold the Legend Condo and a portion of the proceeds of the sale were used to pay off the loan described above in full.

The company, through a wholly owned subsidiary, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the company received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was held back pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The company may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. The loan is still outstanding as of the date of this report.

Trends

We continue to identify and pursue potential assets, primarily multi-family value-add, as we believe this asset class to have high demand regardless of overall market and demand fluctuations. In the United States, there is currently a nationwide shortfall of new multi-family homes, and current housing development efforts in the U.S. are not projected to meet the demand for housing going forward. With rising interest rates and the unaffordability of single-family home prices, we believe there is a need for clean and affordable multi-family housing that we intend to capitalize upon.

The company continues to invest and expand our portfolio of real estate investments. See “Liquidity and Capital Resources – Our Investments” above for more information on investments we have made to date.

Item 2.	Other Information

None.

Item 3.	Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

CALTIER FUND I, LP

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2023 AND DECEMBER 31, 2022

	June 30, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Investments, at fair value	$3,463,240	$2,020,648
Cash and cash equivalents	$64,439	$177,222
Receivables from escrow	$120,975	$398,905
Deferred offering costs	$97,182	$77,838

Total assets	$3,745,836	$2,674,613

LIABILITIES AND PARTNERS' CAPITAL
Liabilities
Accounts payable and accrued liabilities	$56,411	$30,443
Loan payable	$905,000	$587,177
Advances from related parties	$499,822	$401,053
Total liabilities	$1,461,233	1,018,673

Contingencies (Notes 1,7 and 8)

Partners' capital	$2,284,603	$1,655,940

Total liabilities and partners' capital	$3,745,836	$2,674,613

See Notes to Financial Statements

F-1

CALTIER FUND I LP

STATEMENTS OF OPERATIONS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	June 30, 2023	June 30, 2022
INVESTMENT INCOME
Investment income	$244,796	$39,381
Interest income	72	106
Total investment income	244,868	39,487

EXPENSES
Interest	9,623	23,718
Professional fees and other	279,331	637,870
Asset Management fee	30,181	9,691
Acquisition fee	47,250	0
Disposition fee	8,690	0
Total expenses	375,075	671,279

Net investment loss	(130,207)	(631,792)

REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Net realized gains or loss on investments	50,241	0
Net change in unrealized appreciation or depreciation on investments	152,292	(2,109)
Net gain on investments	202,533	(2,109)

NET GAIN OR LOSS	$72,326	$(633,901)

 See Notes to Financial Statements.

In the opinion of management all adjustments necessary in order to make these interim financial statements not misleading have been included.

F-2

CALTIER FUND I, LP

STATEMENTS OF CASH FLOWS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

	June 30, 2023	June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(132,399)	$(598,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Net change in unrealized appreciation or depreciation on investments	(152,292)	(2,109)
Gain on sale of investments	(50,241)		0
Changes in operating assets and liabilities:
Purchases of investments	(1,016,172)	(200,000)
Receipts from sales of investments	190,366	-
Receivables from escrow	(120,975)	0
Advances to related parties	0	0
Accounts payable and accrued liabilities	(56,411)	(61,541)
Advances from related parties	98,769	49,741

Net cash used in operating activities	(1,024,655)	(812,399)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	1,964,958	933,243
Capital distributions	(158,275)	(38,882)
Borrowings on loan payable	905,000	0
Paydowns on loan payable	(624,397)	(23,718)

Net cash provided by financing activities	2,087,286	870,643

Net changes in cash and cash equivalents	847,931	58,244

Cash and cash equivalents, beginning of period	177,221	91,614

Cash and cash equivalents, end of period	$1,025,152	$149,858

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$9,623	$23,718

See Notes to Financial Statements

F-3

CALTIER FUND I, LP

STATEMENT OF CHANGES IN NET ASSETS

(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND FOR YEAR ENDED DECEMBER 31, 2022

	Total	Member Interests
NET ASSETS AS OF DECEMBER 31, 2022 - UNAUDITED	$2,020,648	$2,020,648

DISTRIBUTIONS	$(158,275)	$(158,275)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$121,238	$121,238

BALANCE, DECEMBER 31, 2022	$1,983,611	$1,983,611

NET ASSETS AS OF JUNE 30, 2023 - UNAUDITED	$2,147,655	$2,147,655

DISTRIBUTIONS	$(146,932)	$(146,932)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$64,429	$64,429

BALANCE, JUNE 30, 2023	$2,065,152	$2,065,152

See Notes to Financial Statements

F-4

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations

Nature of Operations

CalTier Fund I, LP (the “Partnership” or “we”, “us”, or “our”), was formed on January 23, 2019 and is organized as a Delaware limited partnership formed to invest primarily in multi-family real estate properties in the West, Southwest, and Midwest United States. The Partnership is managed by CalTier, Inc., a Delaware corporation (the “General Partner”). The General Partner was formed in 2017 as a California limited liability company to be a fund management and real estate acquisition Partnership focusing on acquiring assets either on its own behalf or with strategic partner(s). The Partnership was formed to raise funds under Regulation A of Title IV of the Jobs Act. In 2022, the General Partner converted into a Delaware corporation.

On November 18, 2019, we commenced an offering pursuant to Tier 2 of Regulation A of the Securities Act of 1933 pursuant to which we sought to raise up to $50,000,000 worth of units representing limited partnership interests in the Partnership. On February 17, 2022, having received subscriptions for a total of 852,544.31 units, for a total of $4,262,721.54 in gross proceeds from this offering, we terminated this offering.

On February 17, 2023, we commenced a new Regulation A offering, in which we are seeking to raise up to $72,000,000 worth of our units. As of the date these financial statements were available to be issued, we have raised $1,384,793 in net proceeds from this offering from the sale of 276,959 units.

We are reliant upon the net proceeds from our current Regulation A offering to continue to make investments in real estate. In addition to those proceeds, we have and intend to obtain the required capital to make investments in real estate through a variety of resources, including using leverage (secured debt or short-term lines of credit) to acquire properties. We intend to keep the Partnership’s overall portfolio leverage ratio at 65% or less. The foregoing targets exclude short-term lines of credit, specifically, the Partnership may obtain lines of credit to provide working capital and to fund acquisitions. No debt is or will be recourse to the limited partners.

The Partnership’s investment period commenced on the date of the initial closing and expires on the earlier of: (i) the date at which the maximum offering amount has been sold, (ii) the date which is one year from this offering being qualified by the U.S. Securities and Exchange Commission, and (iii) the date at which the offering is terminated by the General Partner. The Partnership shall continue indefinitely unless all investments are sold and distributions made to the Limited Partners or at the sole discretion of the General Partner at any point in time.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Partnership is an investment Partnership and follows the accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, the fair value of the investments and unrealized gains/loss on those investments. Actual results could differ from those estimates.

Cash and Cash Equivalents and Concentration of Cash Balances

The Partnership considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased. The Partnership’s cash and cash equivalents in bank accounts, at times, may exceed federally insured limits. The Partnership has not experienced any losses due to these limits.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Investments

Investments are carried at fair value. Costs to acquire investments are capitalized as a component of investment cost. The fair values of real estate and real estate related investments are estimated based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Investments without a public market are valued based on assumptions made and valuation techniques used by the General Partner. Such valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or earnings multiples applied to earnings from the investment, analysis of recent comparable sales transactions, recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties, consideration of the amount that currently would be required to replace the asset, as well as independent external appraisals. In general, the General Partner considers multiple valuation techniques when measuring the fair value of an investment. However, in certain circumstances, a single valuation technique may be appropriate.

Purchases and sales of investments are recorded on a transaction basis. Realized gains and losses on investment transactions are determined based upon the specific identification method. The difference between cost and the fair value of investments is reflected as unrealized gains/(losses) on investment. Changes in fair value of the investment from the prior year are included as net unrealized gain on investment in the accompanying statement of operations.

Rental income from investment property is recognized as investment income in the accompanying statement of operations on a straight-line basis over the terms of the lease.

Distributions that represent returns of capital in excess of cumulative profits and losses are credited to investment cost rather than investment income. Any amounts to a lesser extent are reported as investment income in the accompanying statement of operations.

The fair value of investments does not reflect the Partnership’s transaction sale costs, which may be incurred upon disposition of the real estate investments. Such costs are estimated to approximate 2% - 3% of fair value. The Partnership also reflects its equity investments net of investment level financing. Valuation adjustments attributable to underlying financing arrangements are considered in the equity valuation.

The Partnership may invest in real estate and real estate related investments for which no liquid market exists. The market prices for such investments may be volatile and may not be readily ascertainable. In addition, there continues to be significant disruptions in the global capital, credit and real estate markets. These disruptions have led to, among other things, a significant decline in the volume of transaction activity, in the fair value of many real estate and real estate related investments, and a significant contraction in short-term and long-term debt and equity funding sources. This contraction in capital includes sources that the Partnership may depend on to finance certain of its investments. These market developments have had a significant adverse impact on the Partnership’s liquidity position, results of operations and financial condition and may continue to adversely impact the Partnership if market conditions continue to deteriorate. The decline in liquidity and prices of real estate and real estate related investments, as well as the availability of observable transaction data and inputs, may have made it more difficult to determine the fair value of such investments. As a result, amounts ultimately realized by the Partnership from investments sold may differ from the fair values presented, and the differences could be material.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Fair Value Measurement

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The investments in real estate will fall into Level 3 category, therefore, fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the reporting date.

Receivables from Escrow

The Partnership uses a third-party escrow company that collects investor contributions. Amounts not remitted to the Partnership at a point in time are reported as receivables from escrow.

Organizational Costs

In accordance with FASB ASC 720, Other Expenses, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising Costs

The Partnership expenses advertising costs as incurred. Advertising costs expensed for the six months ended June 30, 2023 was $136,318 and for the six months ended June 30, 2022 was $285,692.

Risks and Uncertainties

The Partnership has no operating history and has not generated revenue from operations. The Partnership’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Partnership’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multi-family and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A. Adverse developments in these general business and economic conditions could have a material adverse effect on the Partnership’s financial conditions and the results of operations.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Deferred Offering Costs

The Partnership complies with the requirements of FASB ASC 946-20-25, Financial Services – Investment Companies and FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - Expenses of Offering. Deferred offering costs consist principally of accounting and legal fees incurred in connection with a Regulation A offering of the Partnership. Deferred offerings costs of $97,182 are capitalized to the Statement of Financial Condition as of June 30, 2023.

Income Taxes

The Partnership is a limited liability partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its partners. Therefore, no provision for income tax has been recorded in the statements. Income from the Partnership is reported and taxed to the Partners on their individual tax returns.

The Partnership complies with FASB ASC 740, Income Taxes, (“FASB ASC 740”) for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Partnership’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Partnership’s financial statements. The Partnership believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Partnership may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Partnership is not presently subject to any income tax audit in any taxing jurisdiction. All years are open for tax examinations.

Subsequent Events

The Partnership evaluated all significant events or transactions that occurred after June 30, 2023 through September 28th, 2023 the date these financial statements were available to be issued.

NOTE 3 – Management Fees and Other Transactions with Affiliates

Reimbursement of Organization and Offering Expenses

The Partnership’s General Partner and its affiliates are reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses which were incurred prior to the inception of the Partnership.

Deferred offering costs of $97,182 along with other general expenses were incurred by a related party on the Partnership’s behalf and are shown as advances from related parties on the Statement of Financial Condition and amounted to $77,838 at December 31, 2022, and $97,182 as of June 30, 2023 This related party advance is unsecured, interest-free, and repayable on demand.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – Management Fees and Other Transactions with Affiliates (Continued)

Advances to Related Parties

The Limited Partnership Agreement describes the terms under which the General Partner will manage the Partnership. The Partnership is subject to the following fees under this agreement:

Asset Management Fee

The Partnership pays the General Partner an asset management fee equal to an annualized rate of 3.0%, which will be based on the net offering proceeds as of the end of each quarter, and thereafter will be based on Partnership’s Net Asset Value (“NAV”) at the end of each prior quarter. This fee will be payable quarterly. During the 6 month period ending June 30, 2023 and June 30, 2022, the Partnership incurred $30,181 and $9,691 in asset management fees, respectively.

Asset Acquisition Fee

For each real estate investment, the Partnership will pay its General Partner or its designated affiliate 1.0%-2.5% of the investment’s purchase price. This fee will be paid at the discretion of the General Partner, but no later than the liquidation of the real estate investment. During the 6 month period ending June 30, 2023 and June 30, 2022, the Partnership incurred $47,250 and $0 in asset acquisition fees, respectively.

Construction Management Fee

For each real estate investment, for which the Partnership may require to construct or renovate, the Partnership shall pay its General Partner or its designated affiliate 5.0%-7.5% of the construction or renovation budget. This fee shall be paid at the completion of the construction or renovation is substantially complete. During the 6 month period ending June 30, 2023 and June 30, 2022, the Partnership did not incur any construction management fees.

Disposition Fee

For each real estate investment, the Partnership will pay its General Partner or its designated affiliate 0.5%-1.0% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate. During the 6 month period ending June 30, 2023 and June 30, 2022, the Partnership incurred $8,690 and $0 in disposition fees, respectively.

Property Management Fee

The General Partner may cause the Partnership to engage a third party to provide property management services with respect to properties acquired by the Partnership, or may elect to provide such services itself (or through an affiliate of the General Partner). In the event that the General Partner (or an affiliate thereof) provides any such property management services, the Partnership shall pay the General Partner or its applicable affiliate 2.5%-4.0% of gross collected income from a property. During the 6 month period ending June 30, 2023 and June 30, 2022, the Partnership incurred $0 and $0 in property management fees, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value

When available, the Partnership utilizes quoted market prices from independent third-party sources to determine fair value. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Partnership to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Partnership determines the market for a financial instrument owned by the Partnership be illiquid or when market transactions for similar instruments do not appear orderly, the Partnership uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources.

The Partnership internally valued certain investments based on overall changes in market conditions and comparable sales data within each of the markets the investment was made due to the relative short term the investment is intended to be held. Other investments were valued at cost as they were purchased within a few months before year end. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

Apple Lane Investors, LLC

In July 2021, the Partnership invested $25,000 in Apple Lane Investors, LLC, which owns 41,916 square feet of multifamily residential building in Lawrence, Kansas. The Partnership’s ownership percentage of Apple Lane Investors, LLC was 1.78%. Management has determined the fair value of the Partnership’s investment to be $45,589 and $28,530 as of June 30, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $8,870 and $628 for the 6 month period ended June 30, 2023 and 2022, respectively.

CC 506 South, LLC

In December 2021, the Partnership invested $25,930 in CC 506 South, LLC, which owns 155,652 square feet of multifamily residential building in Webster, Texas. The Partnership’s ownership percentage of CC 506 South, LLC was 0.46%. Management has determined the fair value of the Partnership’s investment to be $27,145 and $26,139 as of June 30, 2023 and 2022, respectively. The unrealized gain (loss) on the fair value of the investment amounted to ($14,436) and $209 for the 6 month period ended June 30, 2023 and 2022, respectively.

RS Glenwood Investors, LLC

In March 2021, the Partnership invested $10,000 in RS Glenwood Investors, LLC, which owns 112,672 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Glenwood Investors, LLC was 0.17%. Management has determined the fair value of the Partnership’s investment to be $31,009 and $10,594 as of June 30, 2023 and 2022, respectively. The unrealized gain on the fair value of the investment amounted to $17,874 and $58 for the 6 month period ended June 30, 2023 and 2022, respectively.

CC Lakewood Apts, LLC

In March 2021, the Partnership invested $25,000 in CC Lakewood Apts, LLC, which owns 57,600 square feet of multifamily residential building in Texas City, Texas. The Partnership’s ownership percentage of CC Lakewood Apts, LLC was 1.46%. Management has determined the fair value of the Partnership’s investment to be $40,635 and $33,242 as of December 31, 2022 and 2021, respectively. The unrealized gain on the fair value of the investment amounted to $15,463) and $329 for the 6 month period ended June 30, 2023 and 2022, respectively.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value (Continued)

RS Raintree Investors, LLC

In May 2021, the Partnership invested $15,000 in RS Raintree Investors, LLC, which owns 94,827 square feet of multifamily residential building in Provo, Utah. The Partnership’s ownership percentage of RS Raintree Investors, LLC was 0.11%. Management has determined the fair value of the Partnership’s investment to be $18,844 and $11,507 as of June 30, 2023 and 2022, respectively. The unrealized gain (loss) on the fair value of the investment amounted to $9,246and ($3,667) for the 6 month period ended June 30, 2023 and 2022, respectively.

Sabine Venture Partners, LLP

In September 2022, the Partnership invested $50,000 in Sabine Venture Partners, LLP, which owns 224,357 square feet of multifamily residential building in Huston, Texas. The Partnership’s ownership percentage of Sabine Venture Partners, LLP was 0.08%. Management has determined the fair value of the Partnership’s investment to be $50,000 as of June 30, 2023.

Apex Fort Worth Partners, LLC

In May 2022, the Partnership invested $100,000 in Apex Fort Worth Partners, LLC, which owns 134,800 square feet of multifamily residential building in Fort Worth, Texas. The Partnership’s ownership percentage of Apex Fort Worth Partners, LLC was 2.0%. Management has determined the fair value of the Partnership’s investment to be $117,609 as of June 30, 2023. The unrealized gain (loss) on the fair value of the investment amounted to (47,134) for the 6 month period ended June 30, 2023.

Pinpoint RVA Investors, LLC

In August 2022, the Partnership invested $200,000 in Pinpoint RVA Investors, LLC, which owns 168,395 square feet of 4 multifamily residential buildings in Richmond, Virginia. The 4 multifamily buildings consist of Broadway Apartments, District Square Apartments, Grace & Monroe Apartments, and Marshall Park Townhomes. The Partnership’s ownership percentage of Pinpoint RVA Investors, LLC was 1.1%. Management has determined the fair value of the Partnership’s investment to be $214,409 as of June 30, 2023. The unrealized gain on the fair value of the investment amounted to $14,409 for the 6 month period ended June 30, 2023.

Sundance Bay Income and Growth Fund, LP

In October 2022, the Partnership invested $100,000 in Sundance Bay Income and Growth Fund, LP, which is a fund that acquires, renovates and manages a portfolio of multifamily assets. Management has determined the fair value of the Partnership’s investment to be $108,000 as of June 30, 2023. The unrealized gain on the fair value of the investment amounted to $8,000 for the 6 month period ended June 30, 2023.

Reflections at Lakeshore

In June 2022, the Partnership acquired a vacant waterfront lot of approximately 1.2 acres in Lake Elsinore Diego, California for $528,286. The Partnership owns 100% of this investment. Management has determined the fair value of the Partnership’s investment to be $675,000 as of June 30, 2023. The unrealized gain on the fair value of the investment amounted to $140,000 for the 6 month period ended June 30, 2023.

RBG Hickory Fund XIX LLC

In February 2023, the Partnership acquired an ownership interest in RBG Hickory Fund XIX LLC, a limited liability company, which owns Hickory Point, a 175-unit apartment complex located in Newport News, Virginia. The Partnership’s ownership percentage is 3.125% in RBG Hickory Fund XIX LLC. Management has determined the fair value of the Partnership’s investment to be $200,000 as of June 30, 2023.

LB Heights, LLC

In February 2023, the Partnership acquired an ownership interest in LB Heights, LLC, a limited liability company, a special purpose entity that is the general partner of 3815 Eastside, LP, a limited partnership, which owns Avenue Grove, a 270-unit apartment complex located in Houston, Texas. The Partnership’s ownership percentage is 40% in LB Heights, LLC. Management has determined the fair value of the Partnership’s investment to be $200,000 as of June 30, 2023.

154 N. Topeka Holding Company, LLC

In June 2023, the Partnership acquired 154 N. Topeka through a special purpose entity 154 N. Topeka Holding Company, LLC, a Kansas limited liability company of which the Partnership is the sole member. 154 N Topeka is a mixed-use property consisting of 3 commercial units and 14 newly renovated residential units. The Partnership owns 100% of this investment. The purchase price for 154 N. Topeka was $1,700,000.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4 – Investments and Fair Value (Continued)

325 7th Avenue Condominium

In November 2021, the Partnership acquired a 1,129 square foot residential condominium in San Diego, California for $816,100. The Partnership invested $286,100 in cash in this condominium and borrowed an additional $530,000 (see Note 5). The Partnership owned 100% of this investment. The Partnership sold this property on May 24, 2023 for a sale price of $869,000.

The following table sets forth by level, within the fair value hierarchy, the Partnership’s investments, measured on a non-recurring basis, at fair value:

	Fair Value Measurements as of June 30, 2023 Utilizing:
	Quoted	Significant Other	Significant
	Market Price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Equity investments	$-	$-	$1,053,240	$1,053,240
Real estate investments	-	-	2,410,000	2,410,000

Total	$-	$-	$3,463,240	$3,463,240

	Fair Value Measurements as of June 30, 2022, Utilizing:
	Quoted	Significant Other	Significant
	Market Price	Observable	Unobservable
	Inputs	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value
Investments:
Equity investments	$-	$-	$437,401	$437,401
Real estate investments	-	-	816,100	816,100

Total	$-	$-	$1,253,501	$1,253,501

Changes in level 3 investments are as follows for the 6 month period ended June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Balance, beginning of period	$2,020,648	$953,501
Total realized and unrealized gains or loss	152,292	(2,110)
Purchases	1,700,000	300,000
Sales and return of capital	(869,000)	0
Balance, end of period	$3,002,940	$1,251,391

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5 – Loan Payable

The Partnership, through a wholly owned subsidiary, entered into a Loan Agreement, Promissory Note, Mortgage and various agreements, including an environmental indemnity agreement, with Yieldi, LLC (“Yieldi”) on June 29, 2023. Under the terms of the agreement, the Partnership received a $905,000 loan from Yieldi, $855,000 was paid in the initial payment and $50,000 was held back pursuant to a repair holdback and security agreement. The loan has an interest rate of 13.5% and accrued interest only is due on each monthly payment due date beginning on August 1, 2023, the principal of the loan is due upon maturity. Upon the occurrence of default, the interest rate will increase to 45.00% to annum. The Partnership may extend the loan for an additional 12 months (July 1, 2025), for a fee of 3% of the outstanding principal. The loan was still outstanding as of June 30, 2023.

NOTE 6 – Partners’ Capital (Deficit)

Limited Partners have no rights, power, or authority to act for or bind the Partnership. No Limited Partner shall take any part in the conduct or control of the Partnership’s business and each Limited Partner shall only have the right to vote upon Partnership matters for election of successor General Partner, dissolution of the Partnership, other matters, consents, and approvals. The General Partner is authorized to cause the Partnership to pay all expenses relating to the formation and organization of the Partnership. Each Limited Partner’s interest in the Partnership is represented by units of interest (“units”) that entitles the holder to all of the rights and interest of the holder under the agreement, including, without limitation, the right to share in the net profits, net losses, cash flow, distributions, and capital of the Partnership.

On February 17, 2023, we commenced a new Regulation A offering, in which we are seeking to raise up to $72,000,000 worth of our units. As of the date these financials were available to be issued, we have raised $1,384,793 in net proceeds from this offering from the sale of 276,959 units. For the six month period ending June 30, 2023 and six month period ended June 30, 2022 the Partnership made distributions of $146,932 and $38,882 respectively.

Allocations of Profits and Losses

Net profits and net losses shall be determined separately for each investment in such manner as is determined in the sole and absolute discretion of the General Partner. Any net profits or net losses that are not directly attributable to any investment shall be allocated among any or all of the investments in such manner as is determined in the sole and absolute discretion of the General Partner.

Specific allocation of net losses and net profits will be allocated to the Partners in accordance with the provisions as described in the Agreement of Limited Partnership.

Distributions

For the six month period ending June 30, 2023 and six month period ended June 30, 2022 the Partnership made distributions of $146,932 and $38,882 respectively. As of June 30, 2023, and December 31, 2022, we had paid $307,226 and $160,294, respectively, in distributions to our investors. As our Partnership’s assets grow, we intend to continue making distributions to our investors.

In addition to funds being allocated to expenses and making distributions to investors, certain funds, including during our offering stage will be distributed to our General Partner to offset certain organization and offering related fees.

Redemptions

A Limited Partner may request limited quarterly withdrawals from the Partnership by offering a discounted redemption price prior to holding the investment for two (2) years. Pursuant to this limited redemption, a Limited Partner may only have one outstanding redemption request at any given time and request redemptions up to the lessor of 10,000 units or $50,000. The discounted redemption will range between 1.0% and 3.0% based on the holding period of the investment and partially at the discretion of the General Partner based on the liquidity of the Partnership and operating cash flow needs.

CALTIER FUND I, LP

NOTES TO THE FINANCIAL STATEMENTS

NOTE 7 – Indemnifications

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

NOTE 8 – Financial Risks and Uncertainties

Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increasing or decreasing in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counter parties fail to perform pursuant to the terms of their obligations.

NOTE 9 – Financial Highlights

Pursuant to the American Institute of Certified Public Accountants' Audit and Accounting Guide - Audits of Investment Companies, certain non-registered, non-unitized investment companies are required to disclose certain ratios related to net investment income, expenses, and internal rate of return (“IRR”).

The below ratios are calculated for all Partners taken as a whole and are presented based on the 6 month period ending June 30,2023 and on an annualized basis for the period ending December 31, 2022. The IRR was computed from inception of the Partnership based on the actual dates of the cash inflows and outflows, as applicable, and the residual value of the Partners’ capital account, net of all incentive allocations, as of each measurement date. An individual Partner’s ratios and internal rate of return may vary based on different management fee and incentive arrangements (as applicable) and the timing of capital transactions.

	June 30, 2023	December 31, 2022
Net investment income ratio	4.35%	9%

Expense ratio	190%	190%

IRR	(178%)	(168%)

F-15

Item 4.	Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below:

2.1	Certificate of Limited Partnership*
2.2	Limited Partnership Agreement*
4.1	Form of Subscription Agreement ^^
6.1	Loan Agreement, Promissory Note and Mortgage with Yieldi, LLC (154 N. Topeka)**
6.2	Guarantee with Yieldi, LLC (154 N. Topeka)**
8.1	Form of Escrow Agreement ^^

^^ Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-12056) filed with the Commission on November 14, 2022 and incorporated herein by reference.

* Filed as an exhibit to the CalTier Fund I, LP. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11077) and incorporated herein by reference.

** Filed as an exhibit CalTier Fund I, LP’s Form 1-U filed with the Commission on July 12, 2023 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized,  in the City of San Diego, State of California, on September 28, 2023.

CalTier Fund I, LP

By: CalTier Inc., its General Partner

By	/s/ Matthew Belcher
Name: Matthew Belcher
Title: CEO

This semiannual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Belcher
Name: Matthew Belcher
Title: Chief Executive Officer of CalTier Inc., Principal Executive Officer
Date: September 28, 2023

/s/ Parker Smith
Name: Parker Smith
Title: Chief Financial Officer of CalTier Inc., Principal Accounting Officer, Principal Financial Officer Date: September 28, 2023
/s/ Travis Hook
Name: Travis Hook
Title: Secretary of CalTier Inc.
Date: September 28, 2023